PROSPECTUS SUPPLEMENT (To Prospectus dated April 28, 2003)	Filed pursuant to Rule 424(b)5 and Registration No. 333-89132

11,320,755 Shares

CLASS A COMMON STOCK

XM Satellite Radio Holdings Inc. is offering and selling 11,320,755 shares of its Class A common stock to Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc. and T. Rowe Price Associates, Inc. each on behalf of its investment advisory clients with this prospectus supplement.

Our Class A common stock is quoted on the Nasdaq National Market under the symbol “XMSR.” On September 4, 2003, the reported last sale price of our Class A common stock on the Nasdaq National Market was $13.69 per share.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page S-5 of this prospectus supplement and page 8 of the accompanying prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc. and T. Rowe Price Associates, Inc. will purchase our common stock at a price of $13.25 per share, resulting in $150,000,000 of gross proceeds and $149,800,000 of net proceeds to us after we pay expenses in connection with this offering.

The Class A common stock will be ready for delivery on or about September 10, 2003.

September 5, 2003

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

i

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” in this prospectus supplement certain information we file with the SEC, which means that we may disclose important information in this prospectus supplement by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus supplement is completed:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed with the SEC on May 15, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003;

•	Our Proxy Statement, filed with the SEC on April 21, 2003;

•	Our Current Reports on Form 8-K, filed with the SEC on:

•	January 15, 2003;

•	January 29, 2003;

•	May 8, 2003;

•	June 3, 2003;

•	June 11, 2003; and

•	August 7, 2003;

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

HOW TO OBTAIN MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

ii

References in this prospectus supplement to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Current Report on Form 8-K, filed with the SEC on June 3, 2003. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus supplement. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary does not contain all the information you should consider before investing in our Class A common stock. Please read the entire prospectus supplement and accompanying prospectus carefully, including the sections entitled “Risk Factors.” The terms “we,” “our,” and “us” refer to XM Satellite Radio Holdings Inc. and its subsidiaries. The term “XM” refers to XM Satellite Radio Holdings Inc.’s subsidiary, XM Satellite Radio Inc.

Our Business

We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children’s programming for a monthly subscription fee; we also offer one premium channel for an additional fee. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, numerous commercial free music and talk channels and digital sound quality. Since our nationwide launch on November 12, 2001, we built our subscriber base to over 692,000 subscribers as of June 30, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

From our nationwide launch through the end of the third quarter of 2002, distribution of our product was almost exclusively through the aftermarket (the sale of radios by consumer electronics retailers and others for installation in automobiles after purchase). Starting with the 2003 automobile model year, which began in late summer 2002, General Motors began making XM Radio available as original equipment in new vehicles. Through an exclusive distribution arrangement with us, General Motors is currently offering 25 2003 models of XM Radio-equipped cars, light trucks and SUVs under the Buick, Chevrolet, Oldsmobile, Cadillac, Pontiac and GMC brand names and has expanded to over 40 GM models for the 2004 model year. Honda, Isuzu, Nissan, Infiniti, Toyota and Volkswagen/Audi have announced that XM Radio will be available in numerous popular makes and models, including the Honda Accord, Nissan Pathfinder and Toyota Scion. Recently, Acura announced that both the 2004 Acura TL and RL will include XM Radio as a factory-installed standard feature. Toyota has announced that XM Radio will be offered as a dealer-installed option on the 2004 Camry Solara coupe and Audi has announced that XM Radio is offered as an option on a number of 2004 models, including the A4, S4, A6, A8L and allroad quattro. Broad distribution of XM Radio through the new automobile market is a central element in our business strategy.

We also continue to promote XM Radio actively in the automobile aftermarket. XM radios are available under the Sony, Alpine, Pioneer and Delphi brand names at national consumer electronics retailers, such as Circuit City, Best Buy, participating Radio Shack dealers and franchisees, and others. Our aftermarket distribution network also includes 2,100 Wal-Mart stores that sell the complete line of Delphi SKYFi radios. Delphi introduced the XM SKYFi, a plug-and-play device that offers an enhanced display and attractive pricing, in the fall of 2002. We consider the introduction of the SKYFi product a significant milestone, marking the launch of the second generation of XM radios at a lower cost to consumers than the first generation products, with an enhanced display and true portability from the car to home stereo systems to a boom box. At the 2003 Consumer Electronics Show, the SKYFi audio system was named a finalist for the Best of CES award.

We recently introduced the XM PCR, the first satellite radio receiver designed for personal computers. We believe the XM PCR, SKYFi and other plug and play devices will allow us to penetrate the home and portable radio market. After the retail aftermarket and factory-installed automobile market, this opening up of the home and portable radio market is the third major element of a marketing strategy to increase the availability of XM radio across new markets.

We believe, based on our experience in the marketplace, surveys, work with focus groups and market data, that there is a significant market for XM Radio. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. However, many radio listeners have access to only a limited number of radio stations and listening formats offered by traditional AM/FM radio.

We offer our consumers a unique listening experience by providing diverse programming, coast-to-coast coverage, a substantial number of commercial free channels and clear sound with our digital signals. Our 100 channels (plus one premium channel) include diverse programming designed to appeal to a large audience, and to specific groups that our research has shown are most likely to subscribe to our service, including urban and rural listeners of virtually all ages. Based on listener feedback after our first nine months of broadcasting, we updated our channel lineup and began offering our first premium channel, Playboy Radio. We have original music and talk channels created by our in-house programming unit as well as channels created by well-known providers of brand name programming, including MTV, VH1, ESPN Radio, Radio Disney, CNN, CNBC, Discovery, Fox News, E!, NASCAR, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a successful record of introducing new radio formats and building local and national listenership.

In addition to our subscription fee, we generate revenues from sales of limited advertising time on a number of channels. Advertisers on the XM network have included Warner Bros., JC Penney, U.S. Navy, Allstate and Pennzoil.

We transmit the XM Radio signal throughout the continental United States from our two satellites “XM Rock” and “XM Roll.” We are planning to launch our spare satellite, presently being modified, in late 2004 as part of a plan to address a solar power anomaly in our existing satellites. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

We have raised $2.1 billion of equity and debt net proceeds through June 30, 2003 from investors and strategic partners to fund our operations. This includes $179 million of net proceeds (including amounts related to the over-allotment option) from the sale of 12% senior secured notes due 2010 in June 2003. This also includes $225 million of gross funds raised in the January 2003 financing transactions. The January 2003 financing transactions also included $250 million of payment deferrals and a line of credit from GM. From January 1, 2003 to June 30, 2003, we have raised $65.7 million through our Direct Stock Purchase Program and issued shares of Class A common stock to eliminate $112.4 million carrying value of indebtedness or approximately $142.3 million of face amount at maturity. As of June 30, 2003, our strategic investors include General Motors, Hughes Electronics/DIRECTV, Clear Channel Communications and American Honda; our financial investors include Columbia Capital, Madison Dearborn Partners, AEA Investors, BayStar Capital and Eastbourne Capital.

So long as we meet the revenue, expense and cash flow projections of our refined business plan, we expect to be fully funded and will not need to raise additional financing to continue operations. Our business plan contemplates the use of insurance proceeds to repay the vendor financing contemplated to be used to launch replacement satellite(s). However, with the proceeds of this transaction and the sale of notes completed in June 2003, we will have raised substantially all of the funds we would need for the completion and launch of XM-3 and the procurement of XM-4 in case the receipt of insurance proceeds does not occur in a timely manner.

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus.

Recent Developments

June 2003 Financing Transaction

On June 17, 2003, we announced that we completed an offering of $175 million of 12% senior secured notes due June 15, 2010 issued by our subsidiary, XM Satellite Radio Inc., or “XM”. The notes are guaranteed by us and are secured by substantially all of XM’s assets. The notes rank equally in right of payment with all of XM’s other existing and future senior indebtedness and senior in right of payment to all of XM’s existing and future subordinated indebtedness. XM may, at its option, redeem the notes at declining redemption prices at any time on or after June 15, 2007. At any time on or prior to June 15, 2006, XM may redeem a portion of the outstanding notes with the proceeds of certain equity offerings as long as the redemption occurs within 90 days of the date of the closing of such equity offering and at least $100 million aggregate principal amount of notes remains outstanding after the redemption. In July 2003, an additional $10 million of these 12% senior secured notes due 2010 were issued pursuant to the over-allotment option.

Recent Developments Concerning Our Satellites

Our two in-orbit satellites, XM Rock and XM Roll, currently provide excellent performance but continue to experience progressive solar array power degradation consistent with that experienced by other Boeing 702 satellites in-orbit. There has been no meaningful change in the previously predicted rate of degradation.

We have now put in place firm contractual arrangements to launch our spare satellite (XM-3) during the fourth quarter of 2004 (while our two existing satellites are still performing above minimum acceptable levels), and for Boeing to construct a new ground spare (XM-4) to be completed by the fourth quarter of 2005. We have also entered into a contract with Sea Launch to provide an XM-4 launch, as needed in the future.

Under these contract arrangements, our major cash outlays to launch XM-3 will not arise until the fourth quarter of 2004 and those to construct XM-4 will not occur until the first quarter of 2005. We have funds available for the launch of our spare satellite and (upon completion of this offering) procurement of the new ground spare satellite (XM-4) if adequate insurance proceeds are not received in a timely manner. If we need to launch XM-4, we will need additional funds to do so.

Currently, we have insurance claims in process relating to the power degradation trends experienced by our two in-orbit satellites. A group of our insurers recently denied these claims, asserting that the satellites are still performing above the insured levels and the power trend lines are not definitive; these insurers also allege that we failed to comply with certain policy provisions regarding material change and other matters. We will be responding to the insurers’ position and will proceed to settlement discussions, arbitration or litigation (as needed) to recover the insured losses.

RISK FACTORS

You should read the “Risk Factors” sections beginning on page S-5 of this prospectus supplement and page 8 of the accompanying prospectus as well as the other cautionary statements throughout the entire prospectus supplement so that you understand the risks associated with an investment in our Class A common stock.

THE OFFERING

Issuer	XM Satellite Radio Holdings Inc.

Class A common stock offered	11,320,755 shares

Common stock to be outstanding after the offering	134,645,332 shares, all Class A common stock (1)(2)

Use of proceeds	All or a significant portion of the net proceeds may be used for funding for the construction of our new XM-4 ground spare satellite if insurance proceeds are not received in a timely manner. We will otherwise use the net proceeds from this offering for working capital and general corporate purposes, which may include the repurchase or pre-payment of outstanding debt.

Dividend policy	We presently do not intend to pay dividends on our Class A common stock. We plan to retain any earnings for use in our operations and expansion of our business.

Nasdaq National Market symbol for Class A common stock	XMSR

(1)	Based on the number of shares of Class A common stock outstanding as of June 30, 2003, and excludes:

•	10,786,504 shares of Class A common stock issuable upon conversion of Series A convertible redeemable preferred stock, which converts at the option of the holder on a one-for-one basis;

•	592,861 shares of Class A common stock issuable upon conversion of Series B convertible redeemable preferred stock, which converts at the option of the holder at a rate of 1.25 shares of Class A common stock for each share held;

•	27,620,773 shares of Class A common stock issuable upon conversion of Series C convertible redeemable preferred stock, liquidation preference of $1,000 per share, which converts at the option of the holder at a conversion price of $8.97 per share (without giving effect to any adjustment as a result of this offering);

•	4,759,264 shares of Class A common stock issuable upon conversion of 7.75% convertible subordinated notes due 2006, which convert at the option of the holder at a conversion price of $12.225 per share;

•	67,482,250 shares of Class A common stock issuable upon conversion of 10% senior secured discount convertible notes due 2009, which convert at the option of the holder at a conversion price of $3.18 per share;

•	12,520,396 shares of Class A common stock issuable upon exercise of outstanding options exercisable at exercise prices ranging from $2.13 per share to $45.4375 per share;

•	31,705,727 shares of Class A common stock issuable upon exercise of warrants outstanding exercisable at an exercise price of $3.18;
•	2,853,367 shares of Class A common stock issuable upon exercise of warrants outstanding exercisable at an exercise price of $45.24; and

•	up to 2% of the total number of shares of Class A common stock on a fully diluted basis issuable to Sony, upon the achievement of certain performance targets at an exercise price of 105% of the then current market price at the time performance targets are achieved.

(2)	No shares of our Class C common stock were outstanding as of June 30, 2003.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Current Report on Form 8-K, filed with the SEC on June 3, 2003, which are incorporated by reference in this prospectus supplement, and those set forth following this paragraph. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Future issuances of our Class A common stock could lower our stock price and impair our ability to raise funds in new stock offerings.

We have issued and outstanding securities exercisable for or convertible into a significant number of our shares of Class A common stock, including securities issued to General Motors, some of which also give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. As of June 30, 2003, we had outstanding 123,324,577 shares of Class A common stock. On a pro forma basis as of June 30, 2003, if we issued all shares issuable upon conversion of the new notes (but not including accreted value and any in-kind interest payments) and conversion or exercise of other outstanding securities (many of which have a conversion or exercise price significantly above our current market price), we would have had 291,629,844 shares of Class A common stock outstanding on that date (not including a performance-based warrant held by Sony Electronics that may in the future be exercisable for up to 2% of our Class A common stock on a fully diluted basis). The large majority of these shares that were issued privately have been registered for public resale. Issuances of a large number of new shares or the sale of a large number of privately issued shares into the public market could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

Risk Factors Related to Recent Developments

Premature degradation or failure of our satellites could damage our business.

If one of our satellites were to fail or suffer performance degradation prematurely and unexpectedly, it likely would affect the quality of our service, interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. In September 2001, Boeing Satellite Systems (BSS) advised us of a progressive degradation problem with the solar array output power of Boeing 702 class satellites, including both XM Rock and XM Roll. Since the issue is common to Boeing 702 class satellites, we and the manufacturer are closely watching the progression of the problem, including data from a satellite that has been in orbit longer than either of our two satellites by approximately 15 and 17 months, respectively. With this advance visibility of performance levels, a spare satellite under construction that is being modified to address the solar power anomaly, the ability to provide full service for some period of time with XM Rock and XM Roll collocated in one orbit slot and the spare located in the other slot (which would allow partial use of the satellites through the first quarter of 2008), our arrangements to construct a new ground spare, and various mitigation actions to extend the full or partial use of the satellites, we believe that we will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below minimum acceptable levels. Based on the consistency of the degradation trends (with no substantial improvement to date) and continuing analyses by BSS and us, our management adjusted the estimated useful lives of our in-orbit satellites, with effect from September 2002, to the period running through first quarter 2008 (approximately 6.75 years from launch). There is no assurance that such actions will allow us to maintain adequate broadcast signal strength. Our management will continue to monitor this situation carefully and may re-adjust the estimated useful lives of our in-orbit satellites based on future information.

A number of other factors could decrease the useful lives of our satellites, including:

•	defects in construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

In addition, our network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, we would have to repoint all the repeaters to communicate with the other satellite. This would result in a degradation of service that could last several days and could harm our business.

Losses from satellite degradation may not be fully covered by insurance, and insurance proceeds may not be available in a timely manner.

We purchased launch and in-orbit insurance policies from global space insurance underwriters covering XM Rock and XM Roll. Due to the solar array degradation, we have filed a claim for the aggregate sum insured on both satellites ($200 million per satellite) less applicable salvage under our insurance policies. In July 2003, a group of our insurance carriers denied our claim and asserted that XM Rock and XM Roll are still performing above insured levels, the power trend lines are not definitive and that we failed to comply with certain policy provisions regarding material change and other matters. We have announced that we will respond to the insurance carriers’ position and proceed to settlement discussions, arbitration or litigation, as needed, to recover our insured losses, but we may not prevail in this matter or recover the amounts we are seeking from the insurers.

In addition, any amounts we recover from our insurance may not fully cover our losses. For example, our insurance does not cover the full cost of constructing, launching and insuring two new satellites, nor will it cover and we do not have protection against business interruption, loss of business or similar losses. Also, our insurance contains customary exclusions, salvage value provisions, material change and other conditions that could limit our recovery.

Further, any insurance proceeds may not be received on a timely basis in order to launch our spare satellite or construct and launch a replacement satellite. We have funds available for the launch of our spare satellite and (upon completion of this offering) procurement of the new ground spare satellite (XM-4) if adequate insurance proceeds are not received in a timely manner. If we need to launch XM-4, we will need additional funds to do so.

USE OF PROCEEDS

The net proceeds from this offering are estimated to be $149.8 million, after deducting estimated offering expenses payable by us of $0.2 million. All or a significant portion of the net proceeds may be used for funding for the construction of our new XM-4 ground spare satellite if insurance proceeds are not received in a timely manner. The net proceeds from this offering will otherwise be used for working capital and general corporate purposes, which may include the re-purchase or pre-payment of outstanding debt.

DILUTION

Our net tangible book value as of June 30, 2003 was $35.0 million, or $0.28 per share. The per share amount results from dividing total tangible assets less total actual liabilities and preferred stock by the number of our common shares outstanding as of June 30, 2003. After giving effect to the sale of 11,320,755 shares of Class A common stock at an offering price of $13.25 per share, net of the estimated offering expenses and after giving effect to the sale of $10.0 million of 12% senior secured notes due 2010, net of the discount, our adjusted net tangible book value as of June 30, 2003 would have been $184.5 million, or $1.37 per share. This represents an immediate increase in as adjusted net tangible book value of $1.09 per share to existing stockholders and an immediate dilution of $11.88 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share	$		$13.25

Net tangible book value per share as of June 30, 2003		$0.28

Increase per share attributable to new investors		1.09

Net tangible book value per share after the offering			1.37

Dilution per share to new investors	$		11.88

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been quoted on the Nasdaq National Market under the symbol “XMSR” since its initial public offering on October 5, 1999. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as reported on the Nasdaq National Market.

	High	Low
2001:
First Quarter	$21.063	$6.375
Second Quarter	17.500	3.870
Third Quarter	17.200	4.020
Fourth Quarter	20.680	4.300

2002:
First Quarter	19.200	10.700
Second Quarter	14.700	6.260
Third Quarter	7.700	2.630
Fourth Quarter	4.120	1.660

2003:
First Quarter	6.200	2.400
Second Quarter	13.280	5.560
Third Quarter (through September 4, 2003)	14.860	10.020

On September 4, 2003, the reported last sale price of our Class A common stock on the Nasdaq National Market was $13.69 per share.

DIVIDEND POLICY

We have not declared or paid any dividends on our Class A common stock since our date of inception. Currently, our Series B convertible redeemable preferred stock restricts us from paying dividends on our Class A common stock unless full cumulative dividends have been paid or set aside for payment on all shares of our Series B preferred stock. The terms of our Series C convertible redeemable preferred stock contain similar restrictions. In accordance with its terms, we have paid dividends on the Series B preferred stock in Class A common stock. The Series C preferred stock provides for cumulative dividends payable in cash. As no dividends have been declared on the Series C preferred stock, the value of the cumulative dividends has increased the liquidation preference. The indenture governing XM’s senior secured notes restricts XM from paying dividends to XM Satellite Radio Holdings Inc. which, in turn, will significantly limit XM Satellite Radio Holdings Inc.’s ability to pay dividends. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

CAPITALIZATION

The following table sets forth as of June 30, 2003 our capitalization on:

•	an actual basis;

•	a pro forma basis, which gives effect to the sale of $10.0 million of 12% senior secured notes due 2010, net of $0.3 million discount, pursuant to the over-allotment option in connection with our June 2003 offering of such notes; and

•	a pro forma as adjusted basis, which gives effect to the sale of the Class A common stock and the application of the net proceeds of $149.8 million from the sale of the Class A common stock.

		June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
		(In thousands)
Cash, cash equivalents and short-term investments	$345,868	$355,568	$505,368

14% Senior Secured Notes due 2010	22,824	22,824	22,824
Less: unamortized discount	(3,884)	(3,884)	(3,884)
14% Senior Secured Discount Notes due 2009	235,443	235,443	235,443
Add: accretion of interest	9,614	9,614	9,614
Less: unamortized discount	(85,639)	(85,639)	(85,639)
10% Senior Secured Discount Convertible Notes due 2009	205,900	205,900	205,900
Add: accretion of interest	8,694	8,694	8,694
Less: unamortized discount	(69,166)	(69,166)	(69,166)
7.75% Convertible Subordinated Notes due 2006	58,182	58,182	58,182
12% Senior Secured Notes due 2010	175,000	185,000	185,000
Loan	35,000	35,000	35,000
Related party debt (1)	109,687	109,687	109,687
Mortgage obligation	28,340	28,340	28,340
Capital leases and other notes payable (2)	7,538	7,538	7,538

Total long-term debt	$737,533	$747,533	$747,533

Stockholder’s equity
Series A convertible preferred stock, par value $0.01 (liquidated preference of $102,739 actual, pro forma and pro forma as adjusted); 15,000,000 shares authorized, 10,786,504 shares issued and outstanding actual, pro forma and pro forma as adjusted	108	108	108
Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $23,714 actual, pro forma and pro forma as adjusted); 3,000,000 shares authorized, 474,289 shares issued and outstanding actual, pro forma and pro forma as adjusted	5	5	5
Series C convertible redeemable preferred stock, par value $0.01 (liquidation preference of $247,758 actual, pro forma and pro forma as adjusted); 250,000 shares authorized, 200,000 shares issued and outstanding actual, pro forma and pro forma as adjusted	2	2	2
Series D junior participating preferred stock, par value $0.01; 250,000 shares authorized, no shares issued and outstanding actual, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.01; 600,000,000 shares authorized, 123,324,577 shares issued and outstanding actual and pro forma, 134,645,332 shares outstanding pro forma as adjusted	1,233	1,233	1,346
Class C non-voting common stock, par value $0.01; 15,000,000 shares authorized, no shares issued and outstanding actual, pro forma and pro forma as adjusted	—		—
Additional paid-in capital	1,791,957	1,791,957	1,941,644
Accumulated deficit	(1,174,124)	(1,174,124)	(1,174,124)

Total stockholders’ equity	$619,181	$619,181	$768,981

Total capitalization	$1,356,714	$1,366,714	$1,516,514

(1)	Includes an $89.0 million 10% senior secured convertible note due 2009 issued to General Motors’ subsidiary, OnStar Corporation.

(2)	Includes deferred vendor financing.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of purchase agreements dated September 5, 2003, Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc. and T. Rowe Price Associates, Inc., each on behalf of its investment advisory clients, have agreed to purchase, and we have agreed to sell to Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc. and T. Rowe Price Associates, Inc., the number of shares of Class A common stock set forth on the cover of this prospectus supplement. The purchase agreements provide that the obligations of Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc. and T. Rowe Price Associates, Inc., to purchase the common stock included in this offering are subject to certain conditions.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus supplement will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

PROSPECTUS

$350,000,000

XM SATELLITE RADIO HOLDINGS INC.

Common Stock

Debt Securities

Depositary Shares

Preferred Stock

Rights

Warrants

Corporate Headquarters:

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

•	We will provide specific terms of the applicable offered securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or market, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities.

•	Our Class A common stock is traded on the Nasdaq National Market under the symbol “XMSR.”

You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

Investing in these securities involves various risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	Our Current Reports on Form 8-K, filed with the SEC on January 15, 2003 and January 29, 2003;

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description; and

•	Our Definitive Proxy Statement on Form 14A, filed with the SEC on April 21, 2003.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

These filings and all other reports and amendments filed by us with the SEC can be accessed, free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

Readers should rely on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. We have not authorized anyone to provide you with different or inconsistent information. Readers should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document. Our business, financial information, results of operations and prospects may have changed since those dates.

If it is against the law in any state to make an offer to sell these securities (or to solicit an offer from someone to buy these securities), then this offer does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect” or “intend.” These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those disclosed in this prospectus under the caption “Risk Factors,” beginning on page 7, and elsewhere throughout this prospectus.

SUMMARY

This summary does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors.” Unless the context otherwise requires, the terms “we,” “our,” and “us” refer to XM Satellite Radio Holdings Inc. and its subsidiaries (“Holdings”), including XM Satellite Radio Inc. and subsidiaries (“XM”).

Our Business

We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children’s programming for a monthly subscription fee; we also offer one premium channel. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, numerous commercial free music and talk channels and digital sound quality. Since our nationwide launch on November 12, 2001, we built our subscriber base to over 500,000 subscribers as of April 14, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

From our nationwide launch through the end of the third quarter of 2002, distribution of our product was almost exclusively through the aftermarket (the sale of radios by consumer electronics retailers and others for installation in automobiles after purchase). Starting with the 2003 automobile model year, which began in late summer 2002, General Motors began making XM Radio available as original equipment in new vehicles. Through an exclusive distribution arrangement with us, General Motors is currently offering 25 models of XM Radio-equipped cars, light trucks and SUVs under the Buick, Chevrolet, Oldsmobile, Cadillac, Pontiac and GMC brand names and will expand to 44 GM models for the 2004 model year. Honda, Isuzu, Nissan, Infiniti, Toyota and Volkswagen/Audi have announced that XM Radio will be available in several popular makes and models, including the Honda Accord, Nissan Pathfinder and Toyota Scion. Broad distribution of XM Radio through the new automobile market is a central element in our business strategy.

We also continue to promote XM Radio actively in the automobile aftermarket. XM radios are available under the Sony, Alpine, Pioneer and Delphi brand names at national consumer electronics retailers, such as Circuit City, Best Buy, participating Radio Shack dealers and franchisees, Wal-Mart and others. Delphi has introduced the XM SKYFi, a plug-and-play device that offers an enhanced display and attractive pricing. We consider the introduction of the SKYFi product a significant milestone, marking the launch of the second generation of XM radios at a lower cost to consumers than the first generation products, with an enhanced display and true portability from the car to home stereo systems to a boom box. After the retail aftermarket and factory-installed automobile market, this opening up of the home and portable radio market is the third major element of a marketing strategy to increase the availability of XM radio across new markets. At the 2003 Consumer Electronics Show, the SKYFi audio system was named a finalist for the Best of CES award.

We believe, based on our experience in the marketplace, surveys, work with focus groups and market data, that there is a significant market for XM Radio. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. However, many radio listeners have access to only a limited number of radio stations and listening formats offered by traditional AM/FM radio.

We offer our consumers a unique listening experience by providing diverse programming, coast-to-coast coverage, a substantial number of commercial free channels and clear sound with our digital signals. Our 100 channels (plus one premium channel) include diverse programming designed to appeal to a large audience, and to specific groups that our research has shown are most likely to subscribe to our service, including urban and rural listeners of virtually all ages. Based on listener feedback after our first nine months of broadcasting, we updated our channel lineup and began offering our first premium channel, Playboy Radio. We have original music and talk channels created by our in-house programming unit as well as channels created by well-known providers of brand name programming, including MTV, VH1, ESPN Radio, Radio Disney, CNN, CNBC, Discovery, Fox News, E!, NASCAR, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a successful record of introducing new radio formats and building local and national listenership.

In addition to our subscription fee, we generate revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis on traditional AM/FM radio. Through affinity and niche programming, we offer advertisers an effective way to aggregate geographically disparate groups of listeners in their targeted demographic markets. Advertisers on the XM network have included Warner Bros., JC Penney, U.S. Navy, Allstate and Pennzoil.

We transmit the XM Radio signal throughout the continental United States from our two satellites “Rock” and “Roll.” We are planning to launch our spare satellite, presently being modified, as part of a plan to address a solar power anomaly in our existing satellites. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain.

We raised $1.9 billion of equity and debt net proceeds through March 31, 2003 from investors and strategic partners to fund our operations, including a $475 million financing completed in January 2003, which included $225 million of new funds and $250 million of payment deferrals and a line of credit. As of March 31, 2003, our strategic investors include General Motors, Hughes Electronics/DIRECTV, Clear Channel Communications, American Honda and Hearst Communications; our financial investors include Columbia Capital, Madison Dearborn Partners, AEA Investors, BayStar Capital and Eastbourne Capital. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

Following our January 2003 financing, so long as we meet the revenue, expense and cash flow projections of our refined business plan, we expect to be fully funded and will not need to raise additional financing to continue operations. Our business plan contemplates the use of either insurance proceeds and/or vendor financing to launch replacement satellite(s).

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except subscriber and share amounts)
Consolidated Statements of Operations Data:
Revenue:
Subscriber revenue	$17,585	$246	$—	$—	$—
Net ad sales revenue	2,333	251	—	—	—
Royalties & other	263	36	—	—	—

Total revenue	20,181	533	—	—	—

Operating expenses:
Cost of revenue (excludes depreciation & amortization, shown below)
Revenue share & royalties	12,954	687	—	—	—
Customer care & billing	15,627	5,720	699	—	—
Satellite & terrestrial	44,818	62,641	8,104	1,536	203
Broadcast & operations	19,851	21,041	19,570	5,449	1,782
Programming content	25,379	17,649	4,025	965	642

Cost of Revenue	118,629	107,738	32,398	7,950	2,627
Research & development (excludes depreciation & amortization, shown below)	10,843	13,689	11,948	6,510	7,311
General & administrative (excludes depreciation & amortization, shown below)	26,448	21,168	17,312	11,534	4,869
Marketing & ad sales (excludes depreciation & amortization, shown below)	172,992	96,884	14,248	3,185	1,329
Impairment of goodwill	11,461	—	—	—	—
Depreciation & amortization	118,588	42,660	3,573	1,512	57

Total operating expenses	458,961	282,139	79,479	30,691	16,193

Operating Loss	(438,780)	(281,606)	(79,479)	(30,691)	(16,193)

Other income (expense)
Interest income	$5,111	$15,198	$27,606	$2,915	26
Interest expense	(63,573)	(18,131)	—	(9,120)	—
Other (income) expense	2,230	160	—	––	—
Net loss	(495,012)	(284,379)	(51,873)	(36,896)	(16,167)
8.25% Series B preferred stock dividend requirement	(3,766)	(3,766)	(5,935)	—	—
8.25% Series C preferred stock dividend requirement	(17,093)	(19,387)	(9,277)	—	—
Series B preferred stock deemed dividend	—	—	(11,211)	—	—
Series C preferred stock beneficial conversion feature	—	—	(123,042)	—	—

Net loss attributable to common stockholders	(515,871)	$(307,532)	$(201,338)	$(36,896)	$(16,167)

Net loss per share:
Basic and diluted	$(5.95)	$(5.13)	$(4.15)	$(2.40)	$(2.42)
Weighted average shares used in computing net loss per share—basic and diluted	86,735,257	59,920,196	48,508,042	15,344,102	6,689,250

Other data(1)
Ratio of earnings to combined fixed charges and preferred dividends (2)	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred dividends	$493,627	$325,482	$90,925	$52,717	$29,312
EBITDA(3)	$(317,962)	$(238,786)	$(75,906)	$(29,179)	$(16,136)
Cash flow from operating activities	(294,289)	(203,048)	(37,447)	(16,785)	(1,301)
Cash flow from investing activities	(7,037)	(221,361)	(559,401)	(234,412)	(43,912)
Cash flow from financing activities	151,646	382,003	771,053	301,585	45,522
XM subscriptions (end of period)(4)	347,159	27,733	—	––	—

	December 31,
	2002	2001	2000	1999	1998
	(In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$42,815	$210,852	$224,903	$120,170	$310
Restricted investments	29,742	72,759	161,166	—	—
System under construction.	55,016	55,056	674,796	229,940	78,998
Property and equipment, net	847,936	922,149	50,052	2,551	1,146
Goodwill, net	—	11,461	12,376	13,294	—
Other intangibles, net	153,732	155,207	151,845	144,504	90,031
Total assets	1,160,280	1,456,203	1,293,218	515,189	170,485
Total long-term debt, net of current portion	412,540	411,520	262,665	212	140,332
Total liabilities	567,969	529,552	337,266	30,172	177,668
Stockholders’ equity (deficit)	592,311	926,651	955,952	485,017	(7,183)

(1)	For purposes of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, “earnings” includes pre-tax income (loss) adjusted for fixed charges and preferred dividends. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest.
(2)	The ratios of combined fixed charges and preferred dividends to earnings are not present for the years ended 2002, 2001, 2000, 1999 and 1998 because earnings were inadequate to cover combined fixed charges and preferred dividends.
(3)	Net loss before interest income, interest expense, depreciation and amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. We believe EBITDA is often a useful a measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands)
Reconciliation of Net Loss to EBITDA:
Net loss as reported	$(495,012)	$(284,379)	$(51,873)	$(36,896)	$(16,167)

Add back non-EBITDA items included in net loss:
Interest income	(5,111)	(15,198)	(27,606)	(2,915)	(26)
Interest expense	63,573	18,131	—	9,120	—
Depreciation & amortization	118,588	42,660	3,573	1,512	57

EBITDA	$(317,962)	$(238,786)	$(75,906)	$(29,179)	$(16,136)

(4)	We consider subscribers to be those who are receiving and have agreed to pay for our service, either by credit card or by invoice, including those that are currently in promotional periods.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our SEC filings, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward looking terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘continue’’ or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other ‘‘forward looking’’ information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward looking statement.

USE OF PROCEEDS

Unless otherwise described in a supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus along with funds available from prior offerings and from other financing sources for operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses and for working capital and general corporate purposes. In addition, we may also issue securities under this prospectus in exchange for products or services rendered to us.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities summarizes some general terms that will apply to the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description. The specific terms of debt securities as described in the applicable prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The description is not complete, and we refer you to the indenture that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under an indenture between us and one or more commercial banks to be selected as trustees, which we refer to as the “trustee”. The indenture may be supplemented by one or more supplemental indentures. We refer to the indenture, together with any supplemental indenture, as the “indenture” throughout the remainder of this prospectus.

The indenture does not limit the amount of debt securities that we may issue. The indenture provides that debt securities may be issued up to the principal amount that we authorize from time to time. The senior debt securities will be secured or unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness. The terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

We may issue the debt securities in one or more separate series of senior debt securities and subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	the date or dates when payments on the principal must be made or the method of determining that date or dates;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	the places where payments may be made and the manner of payments;

•	any mandatory or optional redemption provisions;

•	subordination provisions;

•	the denominations in which debt securities will be issued;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the currency or currencies of payment of principal or interest; and the period, if any, during which a holder may elect to pay in a currency other than the currency in which the debt securities are denominated;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any;

•	whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

•	whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	the certificates or forms required for the issuance of debt securities in definitive form;

•	the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

•	any deletions of, or changes or additions to, the events of default or covenants;

•	the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to debt securities of the series and any corresponding changes to the indenture as then in effect;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates; and

•	any other specific terms of the debt securities.

If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities may bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount and may bear no or below market interest. The prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

Registrar and Paying Agent

The debt securities may be presented for registration of transfer or for exchange at the corporate trust office of the security registrar or at any other office or agency that we maintain for those purposes. In addition, the debt securities may be presented for payment of principal, interest and any premium at the office of the paying agent or at any office or agency that we maintain for those purposes.

Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the prospectus supplement.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for shares of our equity securities or equity securities of our subsidiaries or affiliates. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

•	events requiring adjustment to the conversion or exchange price;

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

•	any anti-dilution provisions, if applicable.

Registered Global Securities

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for that registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.

We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for that registered global security, these persons being referred to as “participants”, or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of a beneficial interest in that registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for that registered global security for interests of participants and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of that registered global security, the depositary or that nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owners of the registered global security. None of us, the trustee or any other of our agents or agents of the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, will instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these securities with a common depositary for Euroclear System and Clearstream Banking, or with a nominee for the depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Events of Default

Unless otherwise provided for in the prospectus supplement, the term “event of default,” when used in the indenture means any of the following:

•	failure to pay interest for 30 days after the date payment is due and payable; however, if we extend an interest payment period under the terms of the debt securities, the extension will not be a failure to pay interest;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments, if any, when due;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	events in bankruptcy, insolvency or reorganization of our company; or

•	any other event of default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

If an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of that event of default, or if any other event of default occurs and is continuing involving all of the series of senior debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of senior debt securities may declare the entire principal amount of all of the series of senior debt securities due and payable immediately.

Similarly, if an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice, or if any other event of default occurs and is continuing involving all of the series of subordinated debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of subordinated debt securities may declare the entire principal amount of all of the series of subordinated debt securities due and payable immediately.

If, however, the event of default relating to the performance of other covenants or any other event of default that has occurred and is continuing is for less than all of the series of senior debt securities or subordinated debt securities, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the senior debt securities or the subordinated debt securities, as the case may be, may declare the entire principal amount of all debt securities of that affected series due and payable immediately. The holders of not less than a majority, or any applicable supermajority, in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an event of default relating to events in bankruptcy, insolvency or reorganization occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indenture as stated below or as provided in the prospectus supplement.

Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as “defeasance.” We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as “covenant defeasance.” We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that (a) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (b) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred; and

•	in the case of subordinated debt securities, no event or condition will exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

Except as provided in the prospectus supplement, the indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations and the conversion of any debt securities into the capital stock of that successor corporation, if the terms of those debt securities so provide;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of senior debt securities or of subordinated debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, unless otherwise provided for a series, premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee of that series in New York, New York.

If the trustee becomes a creditor of our company, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, so long as the direction:

•	would not conflict with any rule of law or with the indenture;

•	would not be unduly prejudicial to the rights of another holder of the debt securities; and

•	would not involve any trustee in personal liability.

The indenture provides that if an event of default occurs, is not cured and is known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trust’s power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The indenture provides that no incorporator and no past, present or future shareholder, officer or director of our company or any successor corporation in those capacities will have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 600,000,000 shares of Class A common stock, $.01 par value per share, 15,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, 3,000,000 shares of 8.25% Series B convertible redeemable preferred stock, $.01 par value per share, 250,000 shares of 8.25% Series C convertible redeemable preferred stock, $.01 par value per share and 250,000 shares of Series D junior participating preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

Common Stock

As of April 1, 2003, there were 108,185,044 shares of Class A common stock outstanding and no shares of Class C common stock outstanding.

Class A Common Stock

Holders of our Class A common stock are entitled

•	to one vote for each share held on any matter submitted for stockholder approval;

•	to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

•	upon the liquidation, dissolution, winding up or insolvency of the company, to share ratably in the net assets of our company available after we pay our liabilities and any preferential amounts to which holders of the Series A convertible preferred stock may be entitled.

Holders of our Class A common stock have no preemptive, redemption or sinking fund rights.

Anti-Takeover Protections

Our stockholder rights plan and certain provisions of our certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

In November 2001, our board of directors adopted a stockholder rights plan, which we implemented in August 2002 and amended in January 2003. Pursuant to the stockholder rights plan, we made a dividend distribution of one “right” on each share of Class A common stock, Series A preferred stock and Series C preferred stock (as converted) outstanding. Under the plan, if a person or group acquires 15% or more of our outstanding common stock or commences a tender offer or exchange offer for 15% or more of our outstanding common stock, each right not owned by the acquiror or its affiliates will entitle its holder to pay to us $50 and receive newly issued shares of common stock worth $100. This ability of stockholders other than the acquiror to purchase additional shares at a 50% discount from market, among other provisions in the plan, would cause an unapproved takeover to be much more expensive to an acquiror, resulting in a strong incentive to negotiate with our board of directors to redeem the rights or approve the transaction instead of pursuing a hostile strategy. The rights may be redeemed by us at $0.005 per right within 10 days (or such later date as may be determined by a majority of continuing directors) after the accumulation of 15% or more of our outstanding common stock by a single acquiror or group.

Our certificate of incorporation provides that we may issue preferred stock without the further approval of stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any stockholder for a period of three years unless the transaction meets certain conditions. Our certificate of incorporation requires unanimous written consent of stockholders to the taking of corporate action of stockholders without a meeting of stockholders.

Class C Common Stock

Holders of our Class C common stock are entitled to the same rights as holders of Class A common stock except that the holders of our Class C common stock are not entitled to vote on any matter submitted for stockholder approval.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is EquiServe Trust Company, N.A.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue 60,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”). As of April 1, 2003, 11,853,793 shares of Preferred Stock were issued and outstanding, consisting of 10,786,504 shares of Series A convertible preferred stock, 867,289 shares of 8.25% Series B convertible redeemable preferred stock, 200,000 shares of 8.25% Series C convertible redeemable preferred stock and no shares of Series D junior participating preferred stock.

Under our certificate of incorporation, shares of Preferred Stock may be issued from time to time, in one or more series as authorized by our Board of Directors. Prior to issuance of shares of each series, the Board of Directors may file a certificate of designations with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then market price of such shares.

The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any supplement to this prospectus may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

General

Subject to limitations prescribed by Delaware law and our certificate of incorporation and bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

The prospectus supplement relating to the series of Preferred Stock offered thereby will describe the specific terms of such securities, including:

(1)  the title and stated value of such Preferred Stock;

(2)  the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3)  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4)  whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5)  the procedures for any auction and remarketing, if any, for such Preferred Stock;

(6)  the provisions for a sinking fund, if any, for such Preferred Stock;

(7)  the provisions for redemption, if applicable, of such Preferred Stock;

(8)  any listing of such Preferred Stock on any securities exchange;

(9)  the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into our Common Stock, including the conversion price (or manner of calculation thereof) and conversion period;

(10)  a discussion of federal income tax considerations applicable to such Preferred Stock;

(11)  the rank of such Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up of affairs;

(12)  the voting rights, if any, of holders of such Preferred Stock;

(13)  any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up of affairs; and

(14)  any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

Transfer Agent

The registrar and transfer agent for a particular series of Preferred Stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue receipts for depositary shares, each of which depositary receipts will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable prospectus supplement. Shares of Preferred Stock of each series represented by depositary shares will be deposited under a separate Deposit Agreement among us, the depositary named therein and the holders from time to time of the depositary receipts. Subject to the terms of the Deposit Agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the Preferred Stock represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by us to the preferred stock depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of Deposit Agreement and depositary receipt may be obtained from us upon request, and the statements made hereunder relating to the Deposit Agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related depositary receipts.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make such distribution, in which case the preferred stock depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

No distribution will be made in respect of any depositary share to the extent that it represents any Preferred Stock converted into other securities.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each depositary share as specified in the applicable prospectus supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of Preferred Stock to be withdrawn, the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of Preferred Stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of the Preferred Stock so redeemed, provided we shall have paid in full to the preferred stock depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method we determine.

From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the preferred stock depositary.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such Preferred Stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s depositary shares. The preferred stock depositary will vote the amount of Preferred Stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of Preferred Stock represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred stock depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the depositary shares evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

The depositary shares, as such, are not convertible into our Common Stock or any other of our securities or property. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to cause conversion of the Preferred Stock represented by the depositary shares evidenced by such depositary receipts into whole shares of our Common Stock, other shares of our Preferred Stock or other shares of stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of our Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of our Common Stock on the last business day prior to the conversion.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

The Deposit Agreement may be terminated by us upon not less than 30 days’ prior written notice to the preferred stock depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the preferred stock depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the preferred stock depositary with respect to such depositary receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of ours not so represented by depositary shares.

Charges of Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward to holders of depositary receipts any reports and communications from us that are received by the preferred stock depositary with respect to the related Preferred Stock.

Neither we nor the preferred stock depositary will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of us and the preferred stock depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event the preferred stock depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary shall be entitled to act on such claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

We may offer by means of this prospectus warrants for the purchase of our debt securities, Preferred Stock, depositary shares or Common Stock. We may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified therein. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered: (1) the title and issuer of such warrants; (2) the aggregate number of such warrants; (3) the price or prices at which such warrants will be issued; (4) the currencies in which the price or prices of such warrants may be payable; (5) the designation, amount and terms of the securities purchasable upon exercise of such warrants; (6) the designation and terms of the other securities with which such warrants are issued and the number of such warrants issued with each such security; (7) if applicable, the date on and after which such warrants and the securities purchasable upon exercise of such warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the securities purchasable upon exercise of such warrants may be purchased; (9) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF RIGHTS

We may issue rights to our shareholders for the purchase of shares of our Common Stock. Each series of rights will be issued under a separate rights agreement to be entered into between us and a bank or trust company, as rights agent, all as set forth in the prospectus supplement relating to the particular issue of rights. The rights agent will act solely as our agent in connection with the certificates relating to the rights of such series and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The Rights Agreement and the rights certificates relating to each series of rights will be filed with the SEC and incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part.

The applicable prospectus supplement will describe the terms of the rights to be issued, including the following, where applicable: (1) the date for determining the shareholders entitled to the rights distribution; (2) the aggregate number of shares of Common Stock purchasable upon exercise of such rights and the exercise price; (3) the aggregate number of rights being issued; (4) the date, if any, on and after which such rights may be transferable separately; (5) the date on which the right to exercise such rights shall commence and the date on which such right shall expire; (6) any special United States federal income tax consequences; and (7) any other terms of such rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such rights.

BOOK-ENTRY SECURITIES

The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities will not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depositary. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by the depositary or any nominee of such depositary to a successor depositary or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Upon the issuance of a global security, the depositary for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depositary, who are called “participants.” Such accounts shall be designated by the underwriters, dealers or agents with respect to the securities or by us if the securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to the depositary’s participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depositary for a global security or its nominee is the registered owner of such global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable indenture or other instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture or other instrument defining the rights of the holders of the securities.

Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of us, our officers and directors or any trustee, paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest, dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.

If a depositary for a series of securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, we may, at any time and in our sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such securities, determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

PLAN OF DISTRIBUTION

The following summary of our plan for distributing the securities offered under this prospectus will be supplemented by a description of a specific plan for each offering in the applicable prospectus supplement relating to such offering. Such description will include, among other things, the terms of any underwriting arrangements applicable to such offering.

We may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities.

Underwriters may offer and sell securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell securities by means of this prospectus upon the terms and conditions as are set forth in the prospectus supplement relating to such securities. In connection with a sale of securities offered by means of this prospectus, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them upon the resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities of the series to which such prospectus supplement relates providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular offered securities that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular securities offered shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of such securities or number of warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of us or such institutional investors thereunder.

We may agree to sell securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters’ purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution, and other material facts relating to the public offering.

In connection with underwritten offerings of securities, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. These transactions may be effected in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities, or to continue the activities if commenced.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

We may sell the securities in exchange in whole or part for consideration other than cash. This consideration may consist of services or products, whether tangible or intangible, and including services or products we may use in our business; outstanding debt or equity securities of our company or one or more of its subsidiaries; debt or equity securities of other companies, including in connection with investments, joint ventures or other strategic transactions, or acquisitions; release of claims; and satisfaction of obligations, including obligations to make payments to distributors or other suppliers and payment of interest on outstanding obligations.

The securities also may be sold directly by us or through agents designated by us from time to time. Any person or entity to whom we directly sell our securities may be deemed to be an underwriter under the Securities Act. The plan of distribution for such person or entity would be described in the applicable prospectus supplement. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.